[EKAE Letterhead]

April 6, 2005

Jennifer Hardy
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
East Kansas Agri-Energy, L.L.C.
Registration Statement on Form SB-2
File No. 333-121333
Filed December 16, 2004

Dear Ms. Hardy:

        We filed our Registration Statement on Form SB-2 on December 16, 2004. Thereafter, we received your letter dated January 12, 2005, with comments regarding the above-named filing. We reviewed the comments, amended the Registration Statement where appropriate, and forwarded to you our letter dated on or about February 1, 2005, indicating our responses and explanations.

        We have now filed another redlined Registration Statement on or about April 6, 2005. Enclosed please find the redlined Registration Statement. Our explanation for the redlines are listed below.

Front of Registration Statement.

        The front of the Registration Statement has been amended to reflect the proper form SB-2/A. The cover of the front of the Registration Statement has also been amended to reflect the correct zip code for registrant and to delete the reference to the Registration Fee.

Front Cover of Prospectus.

        The cover of the Prospectus has been amended to reflect the proper date and correct typographical errors. The summary of the risk factors has been amended to reflect that plant operations may not happen for at least two to five months, clarify that operations are subject to changes in technology and correct typographical errors.

Table of Contents.

        The Table of Contents has been corrected to note the proper page references and add sections for Rick Factors, Experts and Transfer Agent.

Prospectus Summary.

        Page 1 has been amended to clarify the details of the purchase by ICM, Inc. and Fagen, Inc. of the additional 6,250.00 units subject to the Unit Purchase and Redemption Agreement.

        Page 2 has been amended to correct the amount expected for expenses incidental to construction and startup and to omit a page reference in the text of the document.

Risk Factors.

        Page 6 has been amended to add a risk factor related to the lack of limits on the number of units an investor can purchase in this offering.

        Page 9 has been amended to correct a typographical error.

        Page 10 has been amended to reflect that we have included audited financial statements as of December 31, 2004, and correct the accumulated net loss as of that date.

        Page 11 has been amended to reflect that we have not yet received all of our necessary permits.

        Page 12 has been amended to correct typographical errors and to delete a reference to defects in technology which has now been added as a separate risk factor on page 14.

        Page 13 has been amended to reflect our purchase of builders Risk Insurance.

        Page 14 has been amended to add a risk factor for ethanol production technology.

        Page 15 has been amended to delete a statement that the report by the U.S. Department of Energy entitled "Outlook for Biomass of Ethanol Production and Demand" was recently made.

Security Ownership of Certain Beneficial Owners and Management.

        Page 18 has been amended to reflect that the security ownership of certain beneficial owners is correct as of April 4, 2005.

Selected Financial Data.

        Page 20 has been amended to reflect the correct financial information from our December 31, 2004, audited financial statements.

Management's Discussion and Analysis and Plan of Operation.

        Page 21 has been amended to reflect that our expected date of occupancy and ethanol production is the summer of 2005.

        Page 22 has been amended to update our chart summarizing the tasks we anticipate completing and our progress on the construction of our plant as of March 15, 2005. Page 22 has also been updated to reflect that we have entered into a real estate contract for the purchase of additional real estate.

        Page 22 has also been amended to clarify that the modification of our NPDES waste water discharge permit was received on August 5, 2004.

        Page 24 has been updated to reflect the information provided in our audited financial statements as of December 31, 2004. Page 24 has also been amended to reflect our payment of the $30,000.00 annual administration fee and the $80,000.00 origination fee.

        Page 25 has been updated to reflect that units have been issued to ICM, Inc. and Fagen, Inc. in exchange for their combined capital contribution of $6,250,000. Page 25 has also been updated to reflect our applications for grants and government programs since the Registration Statement was filed. Page 25 and the top of page 26 have also been amended to provide current information regarding the USDA's Commodity Credit Corporation grant.

        Page 26 has been amended to correct a typographical error in our Source of Funds table and update information regarding our utility services and our negotiations to market and distribute carbon dioxide to the BOC Group, Inc.

Description of Business.

        Page 27 has been amended to confirm the U.S. Department of Energy's conclusion on domestic ethanol production for 2004. Page 27 has also been amended to qualify that we expect that grain will be received by rail and truck.

        Page 28 and the top of page 29 have been amended to indicate that a distillers grain marketer has been hired to be located on site at our plant.

        Page 29 has also been amended to correct the average price of milo in Kansas over the last 10 years.

        Page 30 has been amended to reflect that we have not received necessary approvals from the Union Pacific Railroad related to our rail service. Page 30 has also been amended to update information regarding national ethanol markets.

        Page 31 has been amended to update legislation regarding the Renewable Fuels Standard and to update expected ethanol demand.

        Page 32 has been amended to delete a chart regarding ethanol demand by region and to update the federal tax incentive price per gallon. Page 32 has also been updated to reflect the announcement by the Chicago Board of Trade for a CBOT denatured fuel ethanol futures contract.

        Page 33 has been updated to reflect the current production capacity of ethanol plants and the expected increase in domestic ethanol capacity per year.

        Page 34 has been amended to reflect that we have not yet received the necessary approval from Union Pacific Railroad Company for our rail service.

        Page 35 has been amended to reflect that we have not received the necessary approval from Union Pacific Railroad Company which we will need for placement of our rail spur.

        Page 35 and 36 have also been updated to reflect current agreements regarding our utilities.

        Page 36 has also been amended to update the current ethanol production capacity and the expected increased capacity per year.

        The information in the table on pages 36, 37 and 38 has been updated as of February 2005.

        Page 39 has been updated to reflect the current number of states who have enacted legislation prohibiting the sale of gasoline containing certain levels of MTBE or phasing out the use of MTBE.

        Page 41 has been amended to reflect that certain personnel who will be working at our plant have been hired at this time.

        Page 42 has been updated to reflect our current negotiations for the marketing of our carbon dioxide gas with BOC Group, Inc.

        Page 45 has been amended to disclose the compensation we will pay United BioEnergy Management, LLC as a result of our withdrawal of our confidential treatment request regarding that contract.

        Page 46 has been amended to reflect the terms of our agreements with United BioEnergy Ingredients, LLC, United BioEnergy Trading, LLC and United BioEnergy Fuels, LLC due to our withdrawal of our confidential treatment request regarding those contracts.

        Page 47 has been updated with current information regarding of our negotiations for the marketing and distribution for carbon dioxide with BOC Group, Inc. Page 47 has also been amended to update the status of our permitting.

        Page 49 has been amended to reflect the current status of our application for an alcohol fuel producers permit.

Directors, Executive Officers, Promoters and Control Persons.

        Page 52 has been amended to reflect that the general manager for our plant has been hired by United BioEnergy Management, LLC.

Executive Compensation.

        Page 53 has been amended to correct the compensation paid to our directors and our President, William Pracht.

Certain Relationships and Related Transactions.

        Page 53 has also been amended to reflect that units have been issued to ICM, Inc. and Fagen, Inc. pursuant to the Unit Purchase and Redemption Agreement.

Federal Income Tax Consequences of Owning our Units.

        Page 67 has been amended to clarify alternative minimum tax.

        Page 68 has been amended to add a section regarding alternative minimum tax.

Experts.

        Page 72 has been amended to insert a section regarding Eide Bailly LLP.

Transfer Agent.

        Page 72 has been amended to add a section regarding our transfer agent.

Additional Information.

        Page 72 has also been amended to correct that we are required to file periodic reports pursuant to Section 15 of the Securities Exchange Act of 1934.

Financial Statements.

        Pages F1-F16 have been amended to delete our unaudited financial statements as of September 30, 2004 and insert our audited financial statements as of December 31, 2004.

Exhibits.

        Our Exhibit List has been amended to reflect the attachment of a copy of the Escrow Agreement, Subscription Agreement, Management Agreement, Raw Grains Agreement, Ethanol Agreement, Distillers Grains Marketing Agreement, Trading Agreement, Facility Construction Ownership and Operating Agreement with Southern Star Central Gas Pipeline, Inc., Service Agreement with Kansas City Power & Light Co., a U.S. Water Services Agreement, and a Real Estate Contract with the City of Garnett.

Signatures.

        Page II-5 has been amended to reflect the proper dates and signatures.

Amendments to Attached Exhibits.

        Our Subscription Agreement is attached and has been amended to correct a typographical error, and to reflect the change in our escrow agent to the Mission Bank. Our Escrow Agreement has been attached and amended to correct a typographical error. In addition, our Management Agreement, Raw Grains Agreement, Ethanol Agreement, Distillers Grains Marketing Agreement and Trading Agreement have been attached in their entirety due to our withdrawal of our confidential treatment request regarding these agreements. The Consent has been amended to reflect the proper date.

Sincerely,

/s/  WILLIAM R. PRACHT
William R. Pracht

cc:
Wiley B. Kannarr, Kansas Securities Bureau
Patrick Morgan, Missouri Securities Bureau